3/14/11

11017834

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50382

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: Lampost Capital, L. C.

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7777 W. Glades Road, Suite 213
(No. and Street)

Boca Raton	Florida	33434
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Carothers — 561-883-0454
(Area Code – Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lashley, Seland & Rotroff, P. A.
(Name - *if individual, state last, first, middle name*)

919 West State Road 436, Suite 300, Altamonte Springs	Florida	32714
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

n.g. 3/15

3/16

OATH OR AFFIRMATION

I, Michael S. Meade, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or Lampost Capital, L. C., as of December 31, 2010 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUSTIN HERTZBERG
MY COMMISSION # EE053124
EXPIRES January 05, 2015
(407) 398-0153 FloridaNotaryService.com

Signature

President
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAMPOST CAPITAL, L.C.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010
AND
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

LAMPOST CAPITAL, L.C.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

TABLE OF CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Members' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
SUPPLEMENTARY INFORMATION	
Computation and Reconciliation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	10
Computation of Aggregate Indebtedness Under Rule 17a-5 of the Securities and Exchange Commission	11
Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3	12
Report on the Internal Control Structure Required by SEC Rule 17a-5 for a Broker Dealer Claiming Exemption Under SEC Rule 15c3-3	13
Agreed-Upon Procedures Report Related to Lampost Capital's SIPC Assessment Reconciliation, plus Attachment	15

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

Report of Independent Certified Public Accountants

Members
Lampost Capital L.C.

We have audited the accompanying statement of financial condition of Lampost Capital L.C. as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lampost Capital, L.C. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules presented on pages 10 and 11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lashley, Seland & Rotroff, P.A

February 10, 2011

999 DOUGLAS AVENUE, SUITE 3325 ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

LAMPOST CAPITAL, L.C.
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2010

Assets

Cash and cash equivalents	$ 239,820
Receivables from clearing broker and others	835,628
Securities purchased, not yet sold	7,594
Prepaid expenses and other current assets	6,031
Property and equipment, net of accumulated depreciation of $18,026	72,008
	$ 1,161,081

Liabilities and members' equity

Liabilities:	
Accounts payable	$ 87,759
Accrued expenses	4,524
Membership distribution payable	170,000
Total liabilities	262,283
Members' equity	898,798
	$ 1,161,081

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL L.C.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:	
Proceeds from order flow activity, net	$ 606,367
Trading	435,796
Commissions	679,736
Advisory fees	318,285
Interest, dividends and other	28,959
Loss on disposal of assets	(26,072)
Unrealized gain	1,259
Total revenue	2,044,330
Expenses:	
Wages and taxes	515,488
Execution costs	395,087
Clearing costs	199,375
Other operating costs	89,250
Occupancy	18,510
Depreciation	6,538
Telephone and communications	7,229
Total expenses	1,231,477
Net Income	$ 812,853

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2010

	Members' Equity
Balance at January 1, 2010	$ 828,945
Distributions	(743,000)
Net income	812,853
Balance at December 31, 2009	$ 898,798

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:	
Net income	$ 812,853
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,538
Loss on disposal of assets	26,071
Increase or decrease in assets and liabilities:	
Increase in due from clearing broker and others	(214,974)
Securities purchased, not yet sold	767
Decrease in prepaid and other current assets	393
Increase in membership distribution payable	170,000
Increase in accrued expenses	(89,177)
Increase in accounts payable	21,157
Total cash provided by operating activities	733,628
Cash flows from investing activities:	
Purchase of vehicle	(68,188)
Total cash used in investing activities	(68,188)
Cash flows from financing activities:	
Distributions to members	(743,000)
Total cash used in financing activities	(743,000)
Net increase in cash	(77,560)
Cash and cash equivalents at beginning of year	317,380
Cash and cash equivalents at end of year	$ 239,820
Supplemental disclosure of cash flow information:	
Cash paid during the year for interest	
Cash paid during the year for income taxes	$ -

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL, L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

1. ORGANIZATION

Lampost Capital, L.C. (the "Company") was organized as a limited liability company on July 16, 1997, in the state of Florida. The Company is a registered broker-dealer with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company operates an office in Boca Raton, Florida. The Company's sources of revenue are derived from unsolicited brokerage transactions, market making, proprietary trading and fees for other services rendered. The Company is an introducing broker-dealer and clears its trades through Penson Financial Services, Inc. (the "Clearing Broker"). Although the Company's Clearing Broker maintains the accounts of all customers, the Company remains contingently liable for customers who do not fulfill their obligations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash equivalents - Cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

Due from clearing broker and others - Due from clearing broker and others represents commissions and other monies due the Company from the Clearing Broker and some miscellaneous receivables. An allowance for doubtful accounts is not recorded since the Clearing Broker adjusts accounts monthly to actual results.

Securities purchased, not yet sold - Securities purchased, which are readily marketable are recorded at market value with unrealized gains and losses reflected in income. See Note 4 for further discussion.

Furniture and equipment – Furniture and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation thereon are removed from the accounts, and any gains or losses are included in operations. Depreciation on furniture and equipment is provided utilizing the straight line method over the estimated useful lives of the related assets, which is estimated at three to five years.

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customer securities are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value.

Fair value of financial instruments – All of the Company's financial instruments, other than those instruments discussed in Note 4, are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value. See Note 4 for further discussion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commission – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income taxes - The Company, with the consent of its members, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the members. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY TRANSACTIONS

The Company shares office space and other related administrative costs with an affiliated company, which is 50% owned by the majority member. This entity executes transactions on behalf of its clients through the Company and the Clearing Broker and the Company receives commissions on the trades and other income derived from the balances in the accounts of those clients.

4. FAIR VALUE MEASUREMENTS

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active or inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

4. FAIR VALUE MEASUREMENTS (continued)

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

	Fair Value Measurement at Reporting Date Using Description			
	12/31/2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities owned	$ 7,594	$ 7,594	$ -	$ -

5. FURNITURE AND EQUIPMENT

Furniture and equipment consists of the following at December 31, 2010:

Property and equipment	$ 90,034
Accumulated depreciation	(18,026)
	$ 72,008

During the year ended December 31, 2010, the Company wrote off or disposed of property and equipment valued at $39,035, part of which was fully depreciated and recorded a loss of $26,071. Depreciation expense for the twelve months ended December 31, 2010 was $6,538.

6. CONTRACTUAL COMMITMENTS

The Company office lease expires on August 31, 2011. Rent expense, including parking fees and sales tax for the year ended December 31, 2010 was $18,510 (see Note 3). The Company's minimum annual rental obligations are as follows:

2011	11,707
	$ 11,707

7. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis to its Clearing Broker. The Clearing Broker is responsible for collection of and payment of funds and receipt and delivery of securities for customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments and the Clearing Broker may charge any losses to the Company. The Company seeks to minimize the risk through procedures designed to monitor creditworthiness of the customers and proper execution of transactions by the Clearing Broker.

The Company maintains cash at two national banks. The cash is maintained in FDIC checking accounts and an insured money market deposit account.

The Company maintains accounts at its Clearing Broker. The accounts contain cash and securities. Balances are insured up to $500,000 (with a limit of $250,000 for cash not maintained in money market funds) by the Securities Investor Protection Corporation ("SIPC"), and the Clearing Broker carries an excess surety bond for amounts over the maximum allowed by the SIPC.

8. NET CAPITAL REQUIREMENTS

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($17,056 at December 31, 2010), or a calculation based upon the number of securities in which the Company makes a market ($138,129 at December 31, 2010), or $100,000, whichever is greater. The Company operates pursuant to the (K)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold customer funds or securities. The Company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2010, the net capital, as computed, was $650,176. Consequently, the Company had excess net capital of $512,047.

At December 31, 2010 the percentage of aggregate indebtedness to net capital was 40.3% versus an allowable percentage of 1500%.

10. RECONCILIATION OF NET CAPITAL

The net capital computation shown on the Company's December 31, 2010, FOCUS IIA, and the computation shown on the Computation of Net Capital pursuant to SEC Rule 15c3-1 agree.

11. SUBSEQUENT EVENTS

In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through February 10, 2010, the date the financial statements were available to be issued.

LAMPOST CAPITAL, L.C.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Computation of basic net capital requirements:

Total members' equity qualified for net capital	$ 898,798
Deduction:	
Non-allowable assets:	
Receivables	152,959
Other assets	12,103
Property and equipment, net	72,008
Total non-allowable assets	237,070
Net capital before haircuts and securities positions	661,728
Haircuts:	
Other securities	11,552
	11,552
Net capital	650,176
Minimum net capital requirements:	
6 2/3% of total aggregate indebtedness ($17,506)	
Minimum dollar net capital for this broker-dealer ($100,000)	
Minimum dollar net capital requirement as a market-maker ($138,129)	
Net capital requirement (greater of above three requirements)	138,129
Net capital in excess of required minimum	$ 512,047
Excess net capital at 1000%	$ 485,759
Reconciliation:	
Net capital, per pages 3-4 of the December 31, 2010, unaudited Focus Report, as filed	$ 650,176
Audit adjustments	-
Net capital, per December 31, 2010, audited report, as filed.	$ 650,176

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL, L.C.
COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 92,283
Membership distribution payable	170,000
Total aggregate indebtedness included in Statement of Financial	$ 262,283
Percentage of aggregate indebtedness to net capital	40.34%

The accompanying notes are an integral part of these financial statements.

LAMPOST CAPITAL, L.C.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2010

Lampost Capital, L.C. operates pursuant to the (k)(2)(ii) exemption under SEC Rule 15c3-3 and does not hold funds or securities. Lampost Capital, L.C. is, therefore, exempt from the reserve formula calculations and possession and control computations.

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Member
Lampost Capital, L.C.:

In planning and performing our audit of the financial statements of Lampost Capital, L.C. (the "Company"), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

999 DOUGLAS AVENUE SUITE 3325► ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ► FAX 407.774.6199 ► IN LAKE COUNTY 352.383.5552

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Members, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Moshley, Selord & Retoff, P.A.

February 10, 2011

LS&R

LASHLEY, SELAND & ROTROFF, P.A.

CERTIFIED PUBLIC ACCOUNTANTS

D. Gary Lashley, CPA
Kurt Seland, CPA
Stephen R. Rotroff, CPA

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member
Lampost Capital, L. C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the period January 1, 2010 to December 31, 2010, which were agreed to by Lampost Capital, L. C. and the Securities and Exchange Commission, the Financial Industry Regulatory, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Lampost Capital, L. C.'s compliance with the applicable instructions of Form SIPC-7. Lampost Capital, L. C.'s management is responsible for Lampost Capital, L. C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with cash disbursement entries recorded in the general ledger and bank account reconciliations for the year ended December 31, 2010, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported on SIPC-7 for the period ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers (Focus Reports and General Ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Lashley, Seland & Rotroff, P.A.

February 10, 2011

999 DOUGLAS AVENUE ▶ SUITE 3325 ▶ ALTAMONTE SPRINGS, FL 32714
TELEPHONE 407.774.2044 ▶ FAX 407.774.6199 ▶ IN LAKE COUNTY 352.383.5552

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050382 FINRA DEC
LAMPOST CAPITAL LC 16*16
7777 GLADES RD STE 213
BOCA RATON FL 33434-4150

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3372

B. Less payment made with SIPC-6 filed (exclude interest) (1,855)
7/30/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,517

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,517

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,517

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Lampost Capital LC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CEO
(Title)

Dated the 10 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010

Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 2,070,647
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		463,410
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		250,000
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 8,488	
Enter the greater of line (i) or (ii)		8,488
Total deductions		721,898
2d. SIPC Net Operating Revenues		$ 1,348,749
2e. General Assessment @ .0025		$ 3372

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